SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                           International Absorbents Inc.
                                (Name of Issuer)

                            Common Stock, no par value
                         (Title of Class of Securities)

                                   45885E203
                                 (CUSIP Number)

                                 July 29, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)








                               (Page 1 of 7 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)



CUSIP No. 45885E203                13G                    Page 2 of 7 Pages

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(1)	NAMES OF REPORTING PERSONS

		Praetorian Capital Management LLC (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		13-4223355


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                           0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                           0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                           0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                           0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                           0
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     0.00%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     IA
-----------------------------------------------------------------------------



CUSIP No. 45885E203                13G                    Page 3 of 7 Pages

----------------------------------------------------------------------------
(2)	NAMES OF REPORTING PERSONS

		Praetorian Offshore Ltd. (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		98-0465606


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                           0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                           0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER                 0

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                           0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                           0
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     0.00%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     OO
-----------------------------------------------------------------------------



CUSIP No. 45885E203                13G                    Page 4 of 7 Pages

----------------------------------------------------------------------------
(3)	NAMES OF REPORTING PERSONS

		Praetorian Institutional Offshore Ltd. (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		98-0514709


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                           0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                           0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER                 0

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                           0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                           0
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     0.00%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     OO
-----------------------------------------------------------------------------



CUSIP No. 45885E203                 13G                    Page 5 of 7 Pages

Item 1(a).     Name of Issuer:

       The name of the issuer is International Absorbents Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

       The Issuer's principal executive offices are located at:
1569 Dempsey Road, North Vancouver, British Columbia, V7K 1S8, Canada.

Item 2(a).     Name of Person Filing:

This statement is filed by Praetorian Capital Management LLC, Praetorian Offshore Ltd., and Praetorian Institutional Offshore Ltd. Praetorian Capital Management LLC, a Delaware limited liability company (the "Management Company"), serves as investment manager to Praetorian Offshore Ltd. ("PO Ltd.") and Praetorian Institutional Offshore Ltd. (PIO Ltd.) (collectively the "Funds") with respect to the shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds. The Management Company makes the investment and voting decisions on behalf of the Funds but owns no direct investments in the securities of the Issuer. The Funds directly own the shares of Common Stock of the Issuer but do not make any decisions as to voting or buying or selling shares of the Issuer.


Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the business office of the Management Company is:
119 Washington Avenue, Suite 600, Miami Beach, FL  33139

Item 2(c).     Citizenship:

Management Company:  Delaware
Praetorian Offshore Ltd.:  Cayman Islands
Praetorian Institutional Offshore Ltd.:  Cayman Islands

Item 2(d).     Title of Class of Securities:
Common Stock, no par value (the "Common Stock")

Item 2(e).  CUSIP Number:  45885E203

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

CUSIP No. 45885E203		13G                    Page 6 of 7 Pages

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940,
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.   Ownership.

       (a)	Amount beneficially owned:   0
As of the date hereof, the Reporting Person is the beneficial owner of 0 shares of Common Stock. Praetorian Capital Management LLC acts as the management company to Praetorian Offshore Ltd., which beneficially owns 0 shares of Common Stock, and Praetorian Institutional Offshore Ltd., which beneficially owns 0 shares of Common Stock. As such, Praetorian Capital Management LLC is deemed to beneficially own 0 shares of Common Stock. The percentages set forth in this Schedule 13G are calculated based on the 6,410,282 shares of Common Stock outstanding as of June 3, 2008, as set forth in the Company's Form 10-K for the quarter ended April 30, 2008.

Since our last Form 13G filing dated June 2, 2008, through July
29, 2008, we made the following transactions:
PO Ltd.   June 6, 2008           sold 200 shares
PO Ltd.   June 9, 2008           sold 1,000 shares
PO Ltd.   June 16, 2008          purchased 9,000 shares
PO Ltd.   July 29, 2008          sold 401,100 shares
PIO Ltd.  June 9, 2008           sold 100 shares
PIO Ltd.  June 16, 2008          purchased 1,200 shares
PIO Ltd.  July 29, 2008          sold 38,010 shares

Since we no longer own more than 5% of the shares of the issuer, no further Form 13G filings will be made unless we are once again required to do so.



       (b)	Percent of class:
            0.0% beneficially owned by the Management Company.


       (c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote:  0
		(iii)Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition:  0







CUSIP No. 45885E203                 13G                   Page 7 of 7 Pages

Item 5-9
Not applicable.

Filing of this statement by the Reporting Persons shall not be deemed an admission that they beneficially own the securities reported herein as held in customer accounts. The Reporting Persons expressly disclaim beneficial ownership of all securities held in such customer accounts. Praetorian Offshore Ltd.'s ownership on behalf of its investors exceeds 5% of the outstanding Common Stock of the Issuer.

Item 10.  Certification.

       The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 1, 2008


/s/ Harris B. Kupperman
Signature

Harris B. Kupperman, President, Praetorian Capital Management LLC


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)